

SI

21002966

SEC
Mail Processing
Section

MAR 0 1 2021

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The Baker Group LP**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1601 NW Expressway, Suite 2000

(No. and Street)

Oklahoma City   **OK**   **73118**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathryn Phillips   405.415.7272

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP

(Name – if individual, state last, first, middle name)

211 N. Robinson **Oklahoma City** **OK** **73102**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of Oklahoma   )
) ss:
County of Oklahoma   )

OATH OR AFFIRMATION

_____

I, <u>Kathryn A. Phillips</u>, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of The Baker Group LP as of December 31, 2020, are true and correct. I further affirm that neither The Baker Group LP nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public   <u>03010500</u>
Commission expires on <u>08/04/2023</u>

Kathryn A. Phillips
Chief Financial Officer

The Baker Group LP
1601 Northwest Expressway, Suite 2000
Oklahoma City, OK 73118-1426
Telephone: 405.415.7200
FINRA Member

The
ßakerGroup

Auditor's Reports and Financial Statements
December 31, 2020

(Confidential Pursuant to Rule 17a-5(e)(3)
of the Securities Exchange Act of 1934)

The Baker Group LP
December 31, 2020

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Supplemental Information Required by Rule 17a-5
of the *Securities Exchange Act of 1934*



BKD
CPAs & Advisors

Two Leadership Square South Tower I 211 N. Robinson Avenue, Suite 600 I Oklahoma City, OK 73102-9421
405.606.2580 I Fax 405.600.9799 I bkd.com

Report of Independent Registered Public Accounting Firm

Partners and Board of Directors
The Baker Group LP
Oklahoma City, Oklahoma

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Baker Group LP (the Partnership) as of December 31, 2020, and the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information as of December 31, 2020, as listed in the table of contents, has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental


PRAXITY
Empowering Business Globally

information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

We have served as the Partnership's auditor since 2004.

Oklahoma City, Oklahoma
February 25, 2021

The Baker Group LP
Statement of Financial Condition
December 31, 2020

Assets

Cash in banks	$ 31,583,722
Securities segregated under federal and other regulations	300,485
Receivables from brokers and dealers	15,664,098
Receivables from customers	500,000
Securities owned, at fair value	2,654,945
Furniture and equipment, at cost, net of accumulated depreciation of $1,280,412	86,905
Cash surrender value of life insurance policies	1,807,012
Receivables for Placement Agent Services	1,321,013
Receivables from Related Parties	96,213
Other assets	1,965,537
Total assets	$ 55,979,930

Liabilities and Partners' Capital

Distributions payable to partners	$ 4,680,352
Accrued liabilities	7,088,884
Total liabilities	11,769,236
Partners' capital	
General partner	18,964,931
Limited partners	25,245,763
Total partners' capital	44,210,694
Total liabilities and partners' capital	$ 55,979,930

The Baker Group LP
Statement of Income
Year Ended December 31, 2020

Revenues

Principal transactions	$ 101,245,000
Public finance fees	748,425
Interest	1,166,082
Commissions	68,886
Other	102,380
Total revenues	103,330,773

Expenses

Compensation and benefits	73,204,956
General and administrative	4,053,666
Data Services	1,283,483
Clearing fees	820,628
Interest	93,020
Depreciation	34,255
Total expenses	79,490,008

Net Income $ 23,840,765

The Baker Group LP
Statement of Changes in Partners' Capital
Year Ended December 31, 2020

	General Partner		Limited Partners			
		Class A	Class B Series I	Class B Series II	Class B Series III	Total
Balance, January 1, 2020	$ 17,807,831	$ 1,840,763	$ 295,000	$ 14,890,000	$ 3,111,000	$ 37,944,594
Capital contributions	1,322,600	-	-	5,635,000	399,000	7,356,600
Distributions	(18,240,629)	(342,681)	(3,004,174)	(1,593,579)	(1,750,202)	(24,931,265)
Allocations of net income to general and limited partners	18,075,129	147,681	3,004,174	863,579	1,750,202	23,840,765
Balance, December 31, 2020	$ 18,964,931	$ 1,645,763	$ 295,000	$ 19,795,000	$ 3,510,000	$ 44,210,694

The Baker Group LP
Statement of Cash Flows
Year Ended December 31, 2020

Operating Activities

Net income	$ 23,840,765
Items not requiring cash	
Depreciation	34,255
Change in cash surrender value of life insurance policies	
over premiums paid	(31,687)
Changes in	
Cash and securities segregated under federal	
and other regulations	138,872
Receivables from brokers and dealers	(10,652,165)
Receivables from customers	(500,000)
Securities owned, at fair value	1,743,077
Receivables from Placement Agent Services	926,625
Receivables from Related Parties	170,896
Other assets	(1,542,362)
Accrued liabilities	3,403,988
Net cash provided by operating activities	17,532,264

Investing Activities

Purchase of furniture and equipment	(23,830)
Premiums paid for cash surrender values of life insurance policies	(52,653)
Net cash used in investing activities	(76,483)

Financing Activities

Proceeds from capital contributions	7,356,600
Capital distributions paid	(22,358,036)
Net cash used in financing activities	(15,001,436)

Increase in Cash and Cash Equivalents	2,454,345
Cash and Cash Equivalents, Beginning of Year	29,129,377
Cash and Cash Equivalents, End of Year	$ 31,583,722

Supplemental Disclosure of Cash Flows Information

Increase in distributions payable to partners	$ 2,573,229
Cash paid during the year for interest	$ 125,316

The Baker Group LP
Notes to Financial Statements
December 31, 2020

Note 1: Nature of Operations and Significant Accounting Policies

Nature of Operations

The Baker Group LP (the Partnership) is registered under the *Securities Exchange Act of 1934* (the Act) as a general securities broker and dealer.

The Partnership provides broker-dealer services for its clients, which consist predominately of community financial institutions located in approximately 44 states. The Partnership engages in consulting and investment advisory functions, in addition to its broker-dealer operations.

The Partnership consists of a general partner, James Baker Group, Inc. (JBG) and Class A and Class B limited partners. The Class A limited partner, which holds a voting interest in the Partnership, is comprised solely of The Baker Group Software Solutions, Inc. (BGSSI). The Class B limited partners have nonvoting interests and the interests are issued in three series: the Class B Series I interests; the Class B Series II interests; and the Class B Series III interests. The Class B Series I partners may be comprised of state banking associations and the Class B Series II and III partners are individuals, some of whom also own JBG and BGSSI. Class B Series II and Class B Series III limited partners may withdraw capital upon written notice after the capital has been held for one year. Capital contributions by partners are made on a discretionary basis. Any dilution as a result of these discretionary contributions may be avoided at the option of the diluted partner(s) through additional contributions. Class B Series II and Class B Series III limited partnership shares are subject to mandatory redemption by the Partnership within 30 and 10 days written notice, respectively, after one year of the contribution date. At December 31, 2020, $14,160,000 and $3,111,000 were available to Class B Series II and Class B Series III limited partners, respectively, for mandatory redemption.

Net income of the Partnership is allocated as follows:

- Class A limited partner interest receives the sum of an amount equal to the federal long-term rate, as defined, multiplied by its weighted-average balance of its capital contribution account.

- Class B Series I interests receive an amount equal to the federal short-term rate, multiplied by the applicable weighted-average balance outstanding during the period and an amount equal to a percentage of the business derived by the Partnership from members of each respective state banking association, as defined.

- Class B Series II interests receive a rate, as determined by the general partner, which was 5.0% for the year ended December 31, 2020, multiplied by the average daily capital balance during the calendar quarter of the fiscal year.

- Class B Series III interests receive an amount at the discretion of the general partner.

- Thereafter, to the general partner.

The Baker Group LP
Notes to Financial Statements
December 31, 2020

The accompanying financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Act, as no such liabilities existed at December 31, 2020, or during the year then ended.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Cash Equivalents

The Partnership considers all liquid marketable securities with an original maturity of less than three months to be cash equivalents. At December 31, 2020, the Partnership's cash in bank accounts exceeded federally insured limits by approximately $31,083,000.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, with the resulting difference between cost and fair value included in income for the period. The valuation of securities often requires judgments and estimates. The valuation is as of a specific date and such values may change significantly due to changes in interest rates, the credit quality of the issuer of the security or other market factors.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the accompanying statement of financial condition.

Public Finance Fees, Commissions, and Placement Agent Services

Public finance and investment advisory fees are earned in accordance with contract terms or as trades are executed. Revenue related to these transactions is recognized on trade date (the date at which the firm purchases the securities from the issuer). Any costs associated with the underwriting are recognized when the revenue is recognized.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Placement agent service receivables are earned in accordance with contract terms. Revenue related to these transactions is recognized when payment is received. Any costs associated are recognized when incurred.

Depreciation

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

Income Taxes

The Partnership is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual partners for inclusion in their respective tax returns and no provision for federal and state income taxes has been included in the accompanying financial statements. The Partnership is no longer subject to federal or state income tax examinations by taxing authorities before 2016.

Subsequent Events

Subsequent events have been evaluated through February 25, 2021, which is the date the financial statements were issued.

Note 2: Securities Segregated Under Federal and Other Regulations

Qualified securities with a fair value of approximately $300,000 as of December 31, 2020, are segregated in a special reserve bank account for the benefit of customers, pursuant to Rule 15c3-3 under the Act.

Note 3: Receivables from and Payable to Brokers and Dealers

Receivables from brokers and dealers consisted of approximately $15,664,000 of net securities trades that were unsettled at December 31, 2020.

Note 4: Receivables from Customers

Receivables from customers consisted of approximately $500,000 of securities trades that were unsettled at December 31, 2020. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the accompanying financial statement.

Note 5: Related-Party Transactions

The Partnership pays all expenses directly related to broker-dealer activities. The general partner pays all other expenses on behalf of the Partnership; including, but not limited to, compensation and benefits of certain employees, rent and certain general and administrative expenses. These expenses are allocated to the Partnership, based on the percentage directly related to the operation of the broker-dealer, and the general partner was reimbursed for these costs; therefore, these costs are included in the Partnership's financial statements. An amount due to the general partner at December 31, 2020, was approximately $471,000 related to these costs.

The Baker Group LP
Notes to Financial Statements
December 31, 2020

Note 6:   Profit-Sharing Plan

The Partnership has a 401(k) profit-sharing plan covering substantially all employees. The Partnership's contributions to the plan are determined annually at the discretion of the Board of Directors. For the year ended December 31, 2020, management has accrued contributions to the plan of approximately $1,962,000 which is included in accrued liabilities in the Statement of Financial Condition.

Note 7:   Net Capital Requirements

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Act, which requires the maintenance of minimum net capital. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

The Partnership has elected to use the alternative method permitted by Rule 15c3-1, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2020, the Partnership had net capital of $41,452,826, which was 8,345% of aggregate debit balances and $41,202,826 in excess of its required net capital as of December 31, 2020.

The Partnership had no customers' fully paid or excess margin securities at December 31, 2020, which were not in the Partnership's possession or control as specified under Rule 15c3-3 of the Act.

Note 8:   Disclosures About Fair Value of Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets.

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

Level 3   Unobservable inputs supported by little or no market activity and significant to the fair value of the assets.

Recurring Measurements

The Baker Group LP
Notes to Financial Statements
December 31, 2020

The following table presents the fair value measurements of assets recognized in the accompanying statement of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2020:

| | | Fair Value Measurements Using | | |
| | | Quoted Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs |
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Assets				
Securities segregated under federal and other regulations				
Mortgage-backed securities – government-sponsored enterprises	$ 300,485	$ -	$ 300,485	$ -
Securities owned				
Obligations of states and political subdivisions	2,654,945	-	2,654,945	-
Total securities owned	$ 2,654,945	$ -	$ 2,654,945	$ -

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such assets pursuant to the valuation hierarchy. Securities Owned and Securities Segregated Under Federal and Other Regulations

If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include mortgage-backed securities – government-sponsored enterprises and obligations of states and political subdivisions. The inputs for determining fair value on Level 2 investments are quoted prices for similar assets.

For all financial instruments not previously described, their carrying amount is a reasonable estimate of fair value due to their liquid and short-term nature.

Note 9:   Significant Estimates, Commitments and Credit Risk

Lending Commitments

The Partnership has an open line of credit with the Clearing Bank, which is used to finance the clearance of securities and securities purchased for the Partnership's account. Borrowings under the line of credit are collateralized by securities, which are pledged to secure the line of credit. Cash advances made by the Clearing Bank in excess of cash balances maintained by the Partnership at the Clearing Bank are payable on demand and bear interest at a rate determined by the Clearing Bank. At December 31, 2020, the rate is 1.5%. As of December 31, 2020, there were no advances outstanding.

Credit Risk

The Partnership is subject to market and credit risk in connection with securities transactions. The Partnership is, therefore, exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Partnership may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

Regulatory Examinations

The Partnership is subject to regulatory examinations by the Financial Industry Regulation Authority (FINRA) and the Securities Exchange Commission (SEC). These examinations include evaluating the financial and operational practices applicable to broker-dealers and compliance to those practices as they relate to rules and regulations governing broker-dealers. As a result of these examinations, fines and penalties may be assessed for noncompliance whether voluntary or nonvoluntary. It is the opinion of management that the disposition or ultimate resolution of any or such claims will not have a material adverse effect on the financial position, results of operations and cash flows of the Partnership.

Litigation

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

**Supplementary Information Required by Rule 17a-5
of the *Securities Exchange Act of 1934***

The Baker Group LP
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2020

Net Capital

Total partners' capital from statement of financial condition	$ 44,210,694
Deduct	
Nonallowable assets	1,418,512
Net capital before haircuts on securities positions and other	42,792,182
Haircuts on unsettled transactions	1,164,799
Haircuts on securities positions	174,557
Net Capital	**$ 41,452,826**

Computation of Alternate Net Capital Requirement

Net capital	$ 41,452,826
Net capital requirement of reporting broker or dealer	250,000
Excess Net Capital	**$ 41,202,826**

There are no differences between the amounts presented above and the amounts presented in the Partnership's computation filed with Part II, Form X-17a-5, for December 31, 2020. Accordingly, no reconciliation is necessary.

The Baker Group LP
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

Credit Balances

Free credit balances and other credit balances in customers'
    security accounts pursuant to Rule 15c3-3 $ -

Customers' securities failed to receive   -

    Total credit items   -

Debit Balances

Debit balances in customers' cash and margin accounts, excluding
    unsecured accounts and accounts doubtful of collection, net
    of deductions pursuant to Rule 15c3-3   496,750

Failed to deliver of customers' securities not older than
    30 calendar days   -

Aggregate debit items   496,750

Less 3%   14,903

    Total debit items   481,848

Excess of Total Debits over Total Credits $ 481,848

Amount held on deposit in reserve bank accounts, including
    qualified securities at end of reporting period $ 300,485

Required deposits $ -

There are no differences between the amounts presented above and the amounts presented in the Partnership's computation filed with Part II, Form X-17a-5, for December 31, 2020. Accordingly, no reconciliation is necessary.

The Baker Group LP
Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

   a. Number of items   NONE

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   b. Number of items   NONE